January 22, 2010

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Mail Stop 3561
Washington, DC  20549-3561

RE:         YUM! Brands, Inc.
File No. 001-13163
Form 10-K: For the Fiscal Year Ended December 27, 2008

Dear Sirs:

YUM Brands, Inc. (the “Company”) has previously provided responses to your letters to the Company dated August 11, 2009 and September 18, 2009.  Additionally, we provided a response dated November 25, 2009 pursuant to your requests for additional information via your telephone conversation with the Company on November 16, 2009.  We provide the following response based on your telephone conversations with the Company on January 8, 2010 and January 20, 2010.

The Company and its franchisees and licensees operate more than 37,000 quick service restaurants in more than 110 countries and territories across the world.  The Company makes strategic decisions as to whether to own company-operated restaurants versus collecting royalties as a franchisor.  In either instance, the Company’s trademarks and brands are considered the most valuable assets that the Company owns.  Currently, franchisees and licensees operate approximately 80% of the more than 37,000 units and the Company collected more than $1.4 billion in fees from franchisees and licensees in 2009.

The Company currently owns company-operated restaurants in Taiwan that it has offered to sell to a franchisee.  If this sale is consummated the Company will no longer own company-operated restaurants in Taiwan.  The Company will continue to have substantial presence in Taiwan supporting its franchisees and will receive a royalty based on a percentage of the franchisee’s sales in Taiwan.

The Taiwan market has been determined to be a reporting unit in accordance with ASC 350-20-35.  If we ultimately refranchise all company-operated restaurants in Taiwan, after the transaction we will have no further assets on the balance sheet of the Taiwan reporting unit other than goodwill.  Based on our discussions, we understand the Corporation Finance SEC Staff’s preferred view is that the potential Taiwan refranchising constitutes the disposal of the reporting unit in its entirety, causing the goodwill to be included in the determination of the gain or loss if the company-operated restaurants are disposed of.

Yum! Brands, Inc.
January 22, 2010

As we have explained in our prior responses and subsequent discussions on this matter, a significant portion of a reporting unit’s cash flows and resulting fair value both before and after any refranchising are the result of the Company’s ownership of the trademark.  Accordingly, in a refranchising we believe that we have not disposed of the reporting unit in its entirety and that the amount of goodwill to be included in the gain or loss on disposal of the company-operated restaurants should be based on the relative fair value approach of ASC 350-20-35-53.

While we continue to believe that our evaluation of the application of ASC 350-20-35 is appropriate, we will follow your preferred treatment in instances where we refranchise all company-operated restaurants in a reporting unit and do not have any remaining identifiable intangibles recorded whose valuation is supported by franchise royalty streams.  In these cases we will include all goodwill of the reporting unit in determining the gain or loss upon refranchising.  As this will be the case if the Taiwan reporting unit is ultimately to be disposed of, we would include all goodwill associated with the Taiwan reporting unit in determining our loss upon refranchising.  Our current expectation is that this will occur in the quarter ended March 20, 2010.

If you have any questions please contact Dave Russell or Ted Knopf at (502) 874-2572.

Respectfully submitted,

/s/ Ted F. Knopf

Ted F. Knopf
Senior Vice President, Finance
and Corporate Controller